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November 5, 2020

<u>Via Email</u>

Ryan A. Montgomery
Chief Executive Officer
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

>   **Re:**   **Reliv International, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed on October 21, 2020**
>   **File No. 0-19932**
>
>   **Schedule 13E-3**
>   **Filed on October 22, 2020**
>   **File No. 5-48267**

Dear Mr. Montgomery:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary information statement unless otherwise indicated.

<u>Schedule 13E-3</u>

1. We note that the Schedule 13E-3 was filed on a later date than the date on which the preliminary Information Statement was filed. We remind you of the requirement under General Instruction D.1. of Rule 13e-100 that the Schedule 13E-3 be filed on the same day as the associated Schedule 14C.

2. We note the disclosure that "Robert L. Montgomery, the Company's Chairman, Stephen M. Merrick, the Company's corporate counsel and Secretary, and Donald McCain, a substantial stockholder, will each guarantee a portion of the Company's obligations under the Loan." Please advise us how you determined that Messrs. Montgomery, Merrick and McCain are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3.

Exhibit A - Preliminary Information Statement on Schedule 14C

General

3. Please revise the Information Statement to clearly mark it as a "preliminary copy." See Rule 14c-5(d)(1).

4. We note the statement on page 2 that "[t]his Information Statement is dated October 19, 2020 and is first being mailed to our stockholders on or about October 29, 2020," as well as similar references throughout the Information Statement to those two dates and to November 18, 2020 as "20 calendar days following the date this Information Statement is first mailed to our stockholders." In your response, please advise whether this preliminary Information Statement was already mailed to stockholders. Refer to Rule 14c-5(a).

Background of the Stock Split, page 13

5. Please provide the legal basis on which you have determined that the disclosures required by Item 1015 of Regulation M-A do not apply to the draft fairness opinion and valuation analysis that Houlihan presented and provided to the Board on August 25, 2020.

Effects of the Stock Split, page 18

6. We note that the Company suffered net operating losses in the fiscal years ended December 31, 2019 and December 31, 2018, as well as the three months ended June 30, 2020. To the extent net operating losses exist, or are anticipated to exist before the date a definitive Information Statement is filed, please specify the constituency expected to become the beneficiary of the Company's future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders, page 18

7. We note your statement that "the Company will have the right to sell additional shares to select persons after the Stock Option Transaction." Please revise to clarify this statement. For example, the "Stock Option Transaction" is an undefined term in the Information Statement, and it is unclear what "right" of the Company and "select persons" this statement is referring to.

Fairness of the Stock Split to Stockholders, page 21

8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

9. We note your statement on page 23 that "[t]he proposed transaction price of $3.75 per pre-split share does not include any discount for the lack of liquidity of our Common Stock or for the minority status of the shares of our Common Stock owned by unaffiliated stockholders." With a view towards disclosure, please provide the basis for this statement in light of the fact that the transaction price is within the range of the market prices of the Common Stock between July 1 and September 28, 2020 and lower than the closing price on the last trading day prior to the initial announcement of the Stock Split, according to the disclosure on page 7. In your response, please address the fact that these market prices (1) likely reflect an illiquidity discount for the Common Stock based on publicly available information regarding trading volume and (2) potentially reflect a minority discount for the Common Stock given the fact that the Company's directors, executive officers and insiders currently beneficially own approximately 40% of the outstanding shares of Common Stock.

Conduct of the Company's Business After the Stock Split, page 30

10. We note the statements throughout the Information Statement that "a stockholder could decide whether to remain a stockholder or be cashed out by buying or selling shares in the stock market so as to hold more or less than 2,000 shares of Common Stock immediately prior to the Stock Split." Notwithstanding your disclosure in Item 6(c) of the Schedule 13E-3 and in the last paragraph of this section on page 31 of the Information Statement, please clarify what plans the Company has, if any, in the event that shareholders buy and sell shares in the stock market such that the Stock Split does not result in less than 300 record holders of your Common Stock on a post-split basis.

Reservation of Rights, page 31

11. We note the disclosure that "the Board reserves the right, in its discretion, to (i) abandon the Stock Split prior to the proposed Effective Date, (ii) change the Redemption Price or (iii) change the ratio of the Stock Split ('Split Ratio') from 2,000 to a different figure (between a range of a minimum Split Ratio of 500 to a maximum Split Ratio of 3,000) if it determines that abandoning the Stock Split, changing the Redemption Price or changing the Split Ratio is in the best interests of the Company." Please disclose how the Board will decide whether to abandon the Stock Split or change the Redemption Price or Split Ratio, including the factors upon which those decisions would be based, if there are any factors that exist in addition to those set forth in the last paragraph on page 31. Please also disclose whether there is a price range within which the Board may change the Redemption Price (similar to the minimum and maximum Split Ratios set forth in the above-quoted statement).

Financial Statements, page 32

12. With a view towards revised disclosure, please explain how the financial statements in the Information Statement satisfy Item 13 of Schedule 13E-3. For example, Item 1010(a) of Regulation M-A requires the furnishing of audited financial statements for the two fiscal years required to be filed with the company's most recent annual report, and the Company's most recent annual report on Form 10-K reflects audited financial statements for the fiscal years ending on December 31, 2019 and December 31, 2018. In addition, Item 1010(b) of Regulation M-A requires, among other things, the furnishing of unaudited comparative year-to-date statements of cash flows required to be filed in the company's most recent quarterly report, and the Company's most recent quarterly report on Form 10-Q reflects statements of cash flows for the six months ended June 30, 2020 and June 30, 2019. The Information Statement, however, includes only an unaudited balance sheet as of June 30, 2020, an audited balance sheet as of December 31, 2019 and unaudited statements of net income (loss) and comprehensive income (loss) for the three months and six months ended June 30, 2020 and June 30, 2019.

13. Please provide the disclosure required by Item 1010(a)(4) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 35

14. We note that in footnote (3) to the beneficial ownership table, Renaissance Technologies LLC's beneficial ownership appears to have been determined by reference to its "Schedule 13F" rather than its Schedule 13G. However, Instruction 3 to Item 403 of Regulation S-K generally allows a registrant to determine its shareholders' beneficial ownership solely by reference to a Schedule 13D or 13G, not a Form 13F. Please revise the beneficial ownership table to refer to Renaissance Technologies LLC's Schedule 13G, or advise.

Available Information, page 36

15. Please confirm that the Company will post the Information Statement on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide stockholders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Rule 14c-2(d).

Annex B-1 – Opinion of Houlihan Capital

16. We note that Houlihan's opinion states that it is based in part upon "[m]anagement's three-year, pro forma financial projections for the years ending December 31, 2020 through 2022." We further note that the Board relied, in part, on Houlihan's opinion in determining that the Stock Split is fair to your unaffiliated stockholders. Please disclose management's financial projections in the Information Statement. See Item 1015(b)(6) of Regulation M-A.

We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Jude M. Sullivan, Esq.
        Howard & Howard Attorneys PLLC